CANETIC RESOURCES TRUST SECOND QUARTER 2006 FINANCIAL RESULTS

Canetic Resources Trust (“Canetic” or the “Trust” or “We”) (CNE.UN–TSX; CNE–NYSE) is pleased to announce its financial and operating results for the six months ended June 30, 2006. We also announced on August 2, 2006 that Canetic entered into a definitive agreement to acquire natural gas and oil assets from a private company as well as an equity and convertible debenture financing.

Highlights of the second quarter include:

•

Production for the first half of the year averaged 71,392 boe/d, excluding StarPoint volumes for the first four days of January prior to the date of the merger. Production for the second quarter averaged 70,061 boe/d.   Approximately 1,500 boe/d was temporarily lost during the quarter due to weather conditions, unplanned turnarounds, break-up and a short term compressor failure at Golden Spike.

•

Funds flow from operations for the second quarter increased 130 percent to $185.1 million as compared to $80.5 million for the same period in 2005. Funds flow from operations increased 135 percent to $379.8 million for the six months ended June 30, 2006, up from $161.3 million in the same period in 2005.

•

Monthly distributions were maintained at $0.23 per unit resulting in a payout ratio of 72 percent for the first six months of 2006 and 75 percent for the second quarter. This represents 45 consecutive months of sustained or increased distributions for former Acclaim unitholders and 18 consecutive months for former StarPoint unitholders.

•

During the quarter, Canetic was active in the exploitation of its assets, incurring $85.8 million in development expenditures while participating in the drilling of 68 gross wells with a 96 percent success rate. The program resulted in 34 gross (10.7 net) gas wells, 29 gross (14.8 net) oil wells, 2 gross (2.0 net) service wells and 3 gross (1.0 net) dry and abandoned wells.

The merger of Acclaim and StarPoint has been accounted for as a purchase by Acclaim and accordingly, the comparative figures are those of Acclaim for the same period of 2005. Additionally, as the merger occurred January 5, 2006, all financial and operating results of the StarPoint properties have been excluded for the first four days of the year.

Canetic hosted a conference call on Wednesday, August 2, 2006. The conference call was chaired by Mr. Paul Charron, President and CEO. A recorded playback of the call is available until August 31, 2006:  Toll-free across North America:
1-888-509-0081 and within the Toronto area: 416-695-5275 (627992 verbal passcode). An archived version of the call is available on the Canetic Resources Trust website at www.canetictrust.com or on the Vcall website at www.vcall.com.

  Q2 2006 Canetic Resources Trust   1

ADVISORY

Forward-Looking Statements

Certain information in this report constitutes forward-looking statements under applicable securities law.  Any statements that are contained in this report that are not statements of historical fact may be deemed to be forward-looking statements.  Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expects” and similar expressions.  Forward-looking statements in this report include, but are not limited to, statements with respect to the production, cash flows, payout ratios, distributions, operating costs, commodity prices and operational activities.  Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation; loss of markets; volatility of commodity prices; currency fluctuations; variations in interest rates; geopolitical instability; variability in consumer demand for oil, natural gas and natural gas liquids; variability in heavy oil differentials; variations in royalty rates; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; failure to complete drilling, maintenance and optimization programs due to bad weather, shortages of labour or equipment or other factors beyond the control of the trust;  inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax and environmental laws and regulatory matters; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive.

Additional information on these and other factors that could affect Canetic’s operations or financial results are included in Canetic’s reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the EDGAR website (www.edgar.com), Canetic’s website (www.canetictrust.com) or by contacting Canetic. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and Canetic does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

All references are to Canadian dollars unless otherwise indicated.

Where reserves or production are stated on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to a barrel of oil equivalent (boe) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe may be misleading, particularly if used in isolation.

Non-GAAP Measures

Management uses the term funds flow from operations, which we define as cash flow from operating activities before deducting non-cash working capital and asset retirement costs incurred to analyze operating performance and leverage.

We use the term net debt, which we define as long-term debt and working capital, to analyze liquidity and capital resources.

We use the term payout ratio, which we define as cash distributions to unitholders divided by funds flow from operations, to analyze financial and operating performance.

We use the terms operating and cash netbacks to analyze margin and cash flow on each barrel of oil equivalent (“boe”) production.  Operating and cash netbacks should not be viewed as an alternative to cash from operating activities, net earnings per trust unit or other measures of financial performance calculated in accordance with GAAP.

We use the term total capitalization, which we define as net debt including convertible debentures plus the market value of issued equity, to analyze leverage.  Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

These measures as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore, they may not be comparable with calculations of similar measures for other companies or trusts.

Canetic Resources Trust   Q2 2006

2006 HIGHLIGHTS

	Three Months Ended June 30			Six Months Ended June 30
($millions except per unit amounts)	2006	2005	change	2006(1)	2005	change
FINANCIAL
Gross revenue	341.2	177.5	92%	691.6	348.7	98%
Funds flow from operations	185.1	80.5	130%	379.8	161.3	135%
Per unit – basic(2)	0.92	0.92	–	1.89	1.85	2%
Per unit – diluted(2)	0.89	0.91	-2%	1.84	1.83	1%
Net earnings	82.9	27.5	201%	142.1	10.6	1,241%
Per unit – basic(2)	0.41	0.31	32%	0.71	0.12	492%
Per unit – diluted(2)	0.40	0.31	29%	0.69	0.12	475%
Distributions	139.2	51.2	172%	272.1	101.9	167%
Per unit(2)	0.6900	.5850	18%	1.3800	1.170	18%
Capital expenditures
Development expenditures	85.8	35.8	140%	152.8	61.9	147%
Net capital expenditures	104.6	42.3	147%	171.7	67.1	156%
Total assets	4,899.6	1,504.3	226%	4,899.6	1,504.3	226%
Long-term debt	893.8	329.1	172%	893.8	329.1	172%
Net debt (excluding financial derivatives)	926.6	306.2	203%	926.6	306.2	203%
Unitholders' equity	3,247.5	710.3	357%	3,247.5	710.3	357%
Weighted average trust units outstanding (000s) (2)	201,998	87,572	131%	201,370	87,148	131%
Trust units outstanding at period end (000s) (2)	202,535	87,699	131%	202,535	87,699	131%
OPERATING
Production
Natural gas (mmcf/d)	166.0	100.6	65%	171.0	102.3	67%
Crude oil (bbl/d)	37,348	17,947	108%	37,486	18,492	103%
Natural gas liquids (bbl/d)	5,043	5,302	-5%	5,401	5,499	-2%
Barrel of oil equivalent (boe/d) @ 6:1	70,061	40,017	75%	71,392	41,046	74%
Average prices
Natural gas ($/mcf)	5.97	7.76	-23%	7.49	7.39	1%
Natural gas ($/mcf) (including financial instruments)	6.80	7.62	-11%	7.99	7.34	9%
Crude oil ($/bbl)	67.29	54.53	23%	60.82	52.77	15%
Crude oil ($/bbl) (including financial instruments)	61.97	45.26	37%	56.53	44.81	26%
Natural gas liquids ($/bbl)	48.90	35.99	36%	47.82	35.44	35%
Drilling activity
Natural gas	34	6	–	95	21	–
Oil	29	13	–	67	17	–
Standing/service	2	–	–	4	–	–
Dry and abandoned	3	1	–	5	1	–
Total gross wells	68	20	–	171	39	–
Total net wells	28.5	13.4	–	81.9	18.6	–
Success rate (%)	96%	95%	–	97%	97%	–

(1) Includes the financial and operating results of StarPoint Energy Trust from the date of the merger, January 5, 2006.

(2) All units of Acclaim up to the merger on January 5, 2006 have been restated using the exchange ratio of 0.8333 of a Canetic trust  unit for each Acclaim trust unit.

  Q2 2006 Canetic Resources Trust   3

PRESIDENT’S MESSAGE

Canetic provided solid operational and financial results for the second consecutive quarter since combining Acclaim and Starpoint to form Canetic, on January 5, 2006.  During the quarter we reported 70,061 boe/d of production and $185.1 million of funds flow from operations.  Revenue and funds flow from operations were impacted by increasing crude oil prices, attributable to increased political concerns over the security of global oil supplies, while natural gas prices decreased as a result of high natural gas inventories entering the summer injection season.

Canetic continued to be active operationally, participating in the drilling of 68 wells with a 96 percent success rate.  We also completed over 300 optimization and facility projects.

We also announced on August 2, 2006, in a news release, a strategic gas weighted acquisition in northeastern British Columbia and central Alberta.  These are high quality assets with significant development potential, characterized by large gas in place pools.

FINANCIAL RESULTS

The merger of Acclaim and StarPoint has been accounted for as a purchase of StarPoint by Acclaim.  Accordingly, the financial and operating results of StarPoint have been included from the date of acquisition, January 5, 2006.  The comparative results for 2005 are those of Acclaim only.  All disclosures of units and per unit amounts of Acclaim up to the merger on January 5, 2006 have been restated using the exchange ratio of 0.8333 of a Canetic unit for each Acclaim unit.

For the three months ended June 30, 2006, Canetic revenue increased 92 percent, funds flow from operations increased 130 percent and production levels were up 75 percent compared to the same period in 2005 due to the merger of Acclaim and StarPoint and continued strong commodity prices.

Canetic’s gross revenue for the second quarter of 2006 totalled $341.2 million, up 92 percent from $177.5 million reported by Acclaim in the second quarter of 2005.  Gross revenue of $691.6 million for the first six months of 2006 was almost double that reported for the same period in 2005, directly related to the production associated with the Starpoint merger and strong commodity prices.

Funds flow from operations increased to $185.1 million or $0.92 per basic unit for the second quarter of 2006, an increase of 130 percent from $80.5 million or $0.92 per basic unit, for the same period in 2005.  Year to date, funds flow from operations increased 135 percent to $379.8 million, compared to $161.3 million in 2005.  Our 2006 year to date funds flow from operations includes a loss on realized financial derivatives of $13.7 million as compared to a loss of $27.6 million for the same period in 2005.  The increase in funds flow from operations is due to higher production levels associated with the StarPoint merger and higher commodity prices.

Net earnings for the three months ended June 30, 2006 totalled $82.9 million or $0.41 per basic unit compared to $27.5 million or $0.31 per basic unit for the same period in 2005.  The variation in net earnings is primarily a result of depletion rates, the provision for future taxes and financial derivative gains and losses.

The price of West Texas Intermediate (WTI) crude averaged US$70.70 per barrel during the second quarter of 2006, up 11 percent from the average price of US$63.53 per barrel for the first quarter of 2006.  The Trust received an average crude oil price, before adjustments for financial instruments, of $67.29 per barrel as compared to $54.53 per barrel for the comparable period in 2005. Canetic’s corporate average oil price differential narrowed slightly in relation to the benchmark NYMEX WTI futures contracts in the second quarter compared to the first quarter of 2006.  This narrowing is attributable to improvements in heavy oil differentials, to which Canetic has exposure for a portion of its crude oil production.

The Trust’s corporate average price for natural gas, before adjustments for financial instruments, for the second quarter of 2006 was $5.97 per thousand cubic feet as compared to $7.76 per thousand cubic feet for the same period in 2005.  Our average natural gas price was $7.49/mcf for the first six months of 2006 as compared to $7.39/mcf for the same period in 2005.

Canetic Resources Trust   Q2 2006

Capital spending on development activities for the six months ended June 30, 2006 totalled $152.8 million, 147 percent greater than the $61.9 million incurred in the same period in 2005.  Our capital program has been very successful year to date resulting in 95 gross (40.2 net) gas wells, 67 gross (37.1 net) oil wells, 4 gross (2.1 net) service wells and 5 gross (2.5 net) wells to be abandoned.  This represents a 97 percent success rate.

REVIEW OF OPERATIONS

During the quarter, Canetic participated in the drilling of 68 gross (28.5 net) wells.  Canetic operated 20 gross (16.5 net) wells while its partners operated 48 gross (12.0 net) wells.

Canetic invested a total of $85.8 million of capital during the second quarter including $40.2 million for drilling, $16.5 million for facilities and well site equipment, $23.5 million for workovers, recompletions and optimization, $5.0 million for land and $0.6 million for geological expenditures.

Production for the first half of the year averaged 71,392 boe/d.  Production for the quarter averaged 70,061 boe/d which was approximately 1,500 boe/d less than expected.   Production volumes in the Peace River, Drayton Valley and Acheson areas were down by 500 boe/d in the quarter for unplanned turnarounds.  These volumes have all been recovered as the turnarounds are now complete.  Production was also impacted by a major mechanical failure at the Golden Spike compression facility, resulting in a loss of 500 boe/d for the quarter.  The repairs were completed during the quarter and the volumes have been recovered.  An additional 500 boe/d was temporarily lost during the quarter due to spring break-up and poor weather conditions, primarily affecting our Border Plains area.  The majority of these volumes were recovered by the end of the quarter with the remaining volumes coming back on stream in July 2006.  Current production is approximately 72,500 boe/d with 2,000 boe/d behind pipe.

Operating costs increased slightly to $8.80 per boe in the second quarter of 2006 from those reported in the first quarter of 2006 of $8.49 per boe.  Operating costs in the second quarter are generally higher, reflecting the annual payment of property taxes, plant turnarounds and maintenance costs which are incurred in May and June.  Unit costs were also impacted by lower production volumes.  Extensive well maintenance and workover programs continue to be undertaken to maximize production and optimize plant utilization.  As we continue to experience higher field service costs throughout our asset base, considerable effort and focus is being given to operational efficiencies which will control operating costs on a unit-of-production basis.  To date, Canetic has been successful in maintaining control of our operating costs in a difficult operating environment and will continue to focus on doing so.

In the first half of 2006, our total well count climbed to 51 gross (43.7 net) operated wells and 120 gross (38.2 net) non-operated wells, for a total of 171 gross (81.9 net) wells, resulting in 67 gross (37.1 net) oil wells, 95 gross (39.8 net) gas wells, 4 gross (2.1 net) service wells and 5 gross (2.5 net) wells for abandonment.  We were 97 percent successful in our first half drilling program.   Optimization continues to be a key part of our development program.  During the quarter, Canetic executed over 320 optimization and facility events.

The second quarter of 2006 was highlighted by activity in the following areas:

•

In the Rocky area, Canetic participated in the drilling of 11 gross (6.1 net) wells during the second quarter, 7 of which were operated.  Year to date, Canetic has participated in 25 gross (13.9 net) wells in this area with a 96 percent success rate resulting in 3 gross (2.3 net) oil wells and 21 gross (10.7 net) gas wells.  We plan to drill an additional 15 to 20 gas wells prior to year end.  In the second quarter, Canetic decided to invest $15 million at Willesden Green in the construction of a 100 percent owned natural gas plant that will have initial capacity of 20.0 mmcf/d and will be fully operational in the first quarter of 2007.  This facility will allow Canetic to tie-in all of its behind pipe natural gas (currently estimated at 3-5 mmcf/d) and to pursue an aggressive gas drilling program in Willesden Green during the last quarter of 2006 and throughout 2007 as we anticipate strengthening natural gas prices going into the winter.

•

In the Southern area, Canetic drilled 12 gross (3.1 net) wells.  Year to date, we have drilled 19 gross (6.3 net) wells with an 84 percent success rate and have plans to drill an additional 25 to 30 wells.  Canetic has identified seventeen 100 percent working interest oil locations to be drilled as part of the third quarter

  Q2 2006 Canetic Resources Trust   5

drilling program at Rosemary, Alderson and Suffield West.  Canetic is deferring current opportunities related to our shallow gas program in inventory in light of the short term weakness in natural gas prices.

•

In the Border Plains area, which consists of the Trust’s heavy oil assets at Lloydminster and light oil assets at Provost and Dodsland, Canetic drilled a total of 12 gross (6.4 net) wells resulting in 9 gross (4.0 net) oil wells, 1 gross (0.4 net) gas well and 2 (2.0 net) water disposal wells.  Year to date we have drilled 18 gross (10.4 net) wells with a 100 percent success rate. Canetic has identified eight 100 percent working interest locations to be drilled during the third quarter due to a recent narrowing of heavy oil differentials.  These wells will target the Sparky, McLaren and Lloydminster formations.

•

Coalbed methane (“CBM”) projects continue to be an increasing capital component within Canetic’s portfolio of opportunities.  During the second quarter, Canetic participated in 14 gross (4.1 net) CBM wells, bringing our year to date total to 39 gross (15.7 net) CBM wells with a 100 percent success rate.  Four horizontal wells were drilled during the quarter at our Corbett Creek Upper Mannville CBM prospect within our South Central area, resulting in 4 gross (1.7 net) CBM wells.  Canetic currently has four joint ventures and 36,000 net acres including a 100 percent working interest in 13,440 acres of undeveloped land in this area.  Recent drilling activity has provided impressive results with wells coming onstream at over 1,000 mcf/d.  Year to date, under these joint ventures, we have participated in 7 gross (3.1 net) CBM wells and our outlook is to drill an additional three to five wells for the remainder of 2006.  Consistent with our shallow gas program, Canetic is deferring its 100 percent locations until natural gas prices strengthen.  Subsequent to the end of the quarter, Canetic kicked off a 50 well CBM program at Big Bend which is expected to be completed by year end with sales volumes gradually coming onstream by the end of the first quarter of 2007.

•

In the Williston Basin, Canetic participated in the drilling of 8 gross (5.7 net) oil wells during the quarter, operating 6 of the 8 wells drilled and targeting the Alida, Frobisher and Midale formations in southeast Saskatchewan.  All 8 oil wells were tied in and on production prior to the quarter end.  Totals for the first half of 2006 were 36 gross (23.1 net) oil wells with a 100 percent success rate.  Our outlook is to drill an additional 15 to 20 oil wells prior to year end.  The program continues to exceed expectations in terms of production, reserves additions, cycle times from drilling to onstream and netbacks.

•

In the South Central area, we plan to continue to be very active through the balance of 2006, focused primarily on uphole opportunities in the Acheson area.  Canetic’s ongoing optimization activity during the quarter produced strong results in the Acheson area.  Our 24.0 mmcf/d facility is currently close to capacity and we will continue to add behind pipe volume through optimization and the drill bit as we endeavour to remain at capacity for the foreseeable future.

•

In the Peace River Arch area, Canetic participated in 3 gross (0.9 net) wells, all non-operated during the quarter, bringing our year to date totals to 12 gross (4.8 net) wells with a 100 percent success rate.  We anticipate drilling another 10 to 15 locations in this area prior to year end by focusing our operated drilling at Pouce Coupe, LaGlace and Clarke Lake.  Our program to date has surpassed expectations in terms of production and reserve additions and we are optimistic about the upcoming program.  Canetic and its joint venture partner rig released 2 gross (0.9 net) gas wells at Blackhawk in the second quarter, one of which was spudded in the first quarter.  Both wells targeted the Cadomin as the primary horizon with shallower Cretaceous targets as the secondary horizons.  Both wells were successful, resulting in 1 Cadomin producer and 1 co-mingled Cadomin/Fahler producer and have been tied in and are currently on production.  It is anticipated that an additional 2 to 4 wells will be drilled in this area, prior to year end, with at least one of these wells targeting the deeper Doig formation.

The second quarter is historically a challenging period for the industry as the weather conditions make it more difficult to move rigs, complete wells and tie-in production volumes, resulting in a reduction in Canetic’s activity compared to the first quarter of 2006.  We also note that, over the past two years, non-operated activity has been particularly robust in the first quarter versus the remainder of the year.  On a positive note, we believe drilling equipment is becoming more readily available as competitors reduce their gas drilling activity.  Canetic currently has

Canetic Resources Trust   Q2 2006

 three active rigs and will take that number to four or five rigs by the middle of the third quarter.  We have plans to participate in the drilling of more than 200 wells, of which approximately 100 are operated, during the remainder of 2006.

Canetic will continue to focus the drilling program on high production rate conventional oil and gas plays in areas where infrastructure is readily accessible such as Acheson, Suffield West, Alderson, Pouce Coupe and south east Saskatchewan.  Many of our shallow gas and CBM opportunities will be deferred until infrastructure is added, as is the case at Willesden Green, or the price of gas rebounds from recent lows, as is the case for our southern Alberta shallow gas and Corbett Creek CBM project.

CASH DISTRIBUTIONS & TAXABILITY

Canetic paid distributions of $139.2 million during the quarter or $0.69 per Trust unit.  This represents a payout ratio of 75 percent. This represents 45 consecutive months of sustained or increased distributions to former Acclaim unitholders and 18 consecutive months for former Starpoint unitholders.

Based on our current business and financial model, and including the impact of the concurrently announced acquisition, Canetic continues to estimate that for 2006 income tax purposes, our distributions will be comprised of 5 to 15 percent return of capital and 85 to 95 percent income for Canadian investors. For US investors, we estimate that our distributions for 2006 will be zero to 10 percent return of capital and 90 to 100 percent qualifying dividend income as computed under US income tax law. This tax estimate is based on information available to Management as of August 2, 2006, and is subject to change based on a variety of circumstances including, but not limited to, commodity prices, acquisitions and tax and royalty rates. Actual taxable and return of capital amounts will be provided in early 2007.

COMMODITY PRICE RISK MANAGEMENT

The price of West Texas Intermediate (WTI) crude averaged US$67.14 per barrel during the first half of 2006 which is a 30 percent increase over the comparable period in 2005 of US$51.53 per barrel. WTI averaged US$70.70 in the second quarter of 2006 which was an 11 percent increase over the first quarter price of US$63.53. Canetic’s average crude oil price before adjustments for hedging was $67.29 per barrel in the second quarter of 2006 compared to $54.53 per barrel for the comparable period in 2005. WTI’s substantial price increase in the second quarter is attributable to increased political concerns over the security of global crude oil supplies coupled with the continued strong economic growth in China and southeast Asia. During the second quarter, concerns over potential production losses from Iran resulting from their uranium enrichment program were magnified because of real production losses from increasing sectarian violence in Iraq and Nigeria. Whether the risk to crude oil production is real or perceived, the current balance between global supply and demand is far tighter than the historical norm resulting in volatile crude oil prices.

The most commonly quoted benchmark price for Canadian natural gas is the AECO Daily Index which averaged $6.76 per thousand cubic feet during the first half of 2006, down 5 percent from the average price of $7.13 per thousand cubic feet during the same period in 2005. The AECO Daily Index averaged $6.00 per thousand cubic feet in the second quarter of 2006, down from $7.52 per thousand cubic feet in the first quarter. North America has experienced two successive warm winters which has resulted in natural gas inventories entering the summer injection season at their highest level ever for this time of year. Forward prices for next winter and beyond are still historically strong, however, this summer’s inventory overhang is impacting current spot prices as unutilized storage capacity is becoming tight. Although the current situation reminds us that natural gas prices are not immune to being impacted by seasonal anomalies, the long term outlook for natural gas is that it is a scarce commodity in North America with potential for sustainable attractive prices.

Canetic has an active hedging program that is intended to reduce exposure to price volatility through the use of financial derivatives. Canetic will hedge the price exposure on up to 50% of its production through the use of swaps, collars or other structures that provide firm floor prices while maintaining some participation to price increases. In addition to our hedging activities, Canetic attempts to reduce exposure to price volatility by splitting our physical natural gas sales evenly between daily index pricing and monthly index pricing terms.

  Q2 2006 Canetic Resources Trust   7

OUTLOOK

For the balance of 2006, we will continue to actively exploit our asset base with plans to participate in the drilling of over 200 wells in the second half of 2006.  Although our production volumes in the second quarter were slightly less than anticipated, given the level of activity planned for the balance of 2006, we continue to expect our production to average between 72,000 and 74,000 boe/d, excluding the impact of the acquisition announced August 2, 2006.

We are excited about the announced acquisition.  This transaction is consistent with our strategy of acquiring high quality assets that improve our asset base.  We believe this is the ideal time to acquire natural gas assets to provide Canetic with a more balanced production mix.  This acquisition is accretive to cash flow, reserves, production and net asset value per unit and includes significant development opportunities.  We have begun a thorough review of the inventory of opportunities as well as initiating the integration process.

We look forward to reporting our success on this acquisition and our ongoing operational activities.

“Jack C. Lee”

 “J. Paul Charron, CA”

Jack C. Lee Chairman of the Board	J. Paul Charron, CA President and Chief Executive Officer
August 2, 2006

Canetic Resources Trust   Q2 2006

MANAGEMENT’S DISCUSSION & ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Acclaim Energy Trust (“Acclaim”) for the year ended December 31, 2005, Acclaim’s MD&A for the year ended December 31, 2005 and the unaudited Consolidated Financial Statements of Canetic Resources Trust (“Canetic”) and notes thereto for the six months ended June 30, 2006. This MD&A is dated August 2, 2006. The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). This discussion provides Management’s analysis of Canetic’s historical financial and operating results and provides estimates of Canetic’s future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. You should be aware that historical results are not necessarily indicative of future performance.  Readers are referred to the legal advisories regarding forward-looking information contained in the “Forward-Looking Statements” section of this MD&A.

All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”). Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:one(1) bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

Non-GAAP Measures

Management uses funds flow from operations, which we define as cash flow from operating activities before deducting non-cash working capital and asset retirement costs incurred to analyze operating performance and leverage.

We use the term net debt, which we define as long-term debt and working capital, to analyze liquidity and capital resources.

We use the term payout ratio, which we define as cash distributions to unitholders divided by funds flow, to analyze financial and operating performance.

We use the terms operating and cash netbacks to analyze margin and cash flow on each barrel of oil equivalent (“boe”) production.  Operating and cash netbacks should not be viewed as an alternative to cash from operating activities, net earnings per trust unit or other measures of financial performance calculated in accordance with GAAP.

We use the term total capitalization, which we define as net debt including convertible debentures plus market value of issued equity, to analyze leverage.  Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

These measures as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore they may not be comparable with calculations of similar measures for other companies or trusts.

TRANSACTION

On December 19, 2005, Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) received the necessary approval of their unitholders to combine the two trusts to form Canetic. The transaction closed January 5, 2006.

Pursuant to the merger, each Acclaim unitholder received 0.8333 of a Canetic trust unit for each Acclaim trust unit they held and each StarPoint unitholder received 1.000 new trust unit for each unit they held.  In addition, unitholders of both trusts received common shares of TriStar Oil & Gas Ltd. (“TriStar”), a new publicly traded junior exploration company with assets contributed by both Acclaim and StarPoint. All trust units of Acclaim up to the business combination on January 5, 2006, have been restated using the exchange ratio of 0.8333 of a Canetic trust unit for each Acclaim trust unit.

The transaction between Acclaim and StarPoint was accounted for as an acquisition by Acclaim, therefore Acclaim’s results and operating history have been utilized for comparative purposes. The operating and financial results for the period include the StarPoint assets from the date of closing, January 5, 2006.  At the time of closing, the StarPoint assets were producing approximately 33,200 boe/d including 22,600 bbl/d of crude oil and natural gas liquids and 63,700 mcf/d of natural gas.

  Q2 2006 Canetic Resources Trust   9

HIGHLIGHTS

•

Production averaged 71,392 barrels of oil equivalent per day (“boe/d”) for the six months ended June 30, 2006, a 74 percent increase from 41,046 boe/d reported for the same period a year earlier. Production for the three months ended June 30, 2006 averaged 70,061 boe/d including 42,391 bbl/d of crude oil and liquids and 166.0 mmcf/d of natural gas.

•

Funds flow from operations totalled $379.8 million, a 135 percent increase from $161.3 million reported for the same six month period a year earlier. On a per unit basis, funds flow from operations increased 1 percent to $1.89 per basic unit.  Funds flow for the second quarter 2006 totalled $185.1 million or $0.92 per basic unit, a 130 percent increase from $80.5 million or $0.92 per basic unit a year earlier.

•

During the first six months of 2006 we participated in the drilling of 171 gross (81.9 net) wells including 68 gross (28.5 net) wells in the second quarter.

•

We paid cash distributions of $0.23 per unit per month to our unitholders during the quarter which represents a payout ratio of approximately 75 percent based on funds flow from operations of $185.1 million.

RESULTS OF OPERATIONS

SELECTED CONSOLIDATED QUARTERLY FINANCIAL AND OPERATING INFORMATION

	2006		2005				2004
($000s except per unit amounts)	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30
Production
Natural gas (mmcf/d)	166.0	176.1	105.8	107.4	100.6	104.1	108.2	108.9
Crude oil (bbl/d)	37,348	37,625	16,945	17,213	17,947	19,043	18,739	17,004
Natural gas liquids (bbl/d)	5,043	5,763	4,970	5,110	5,302	5,698	6,005	5,796
Boe/d @ 6:1	70,061	72,737	39,541	40,227	40,017	42,089	42,780	40,949

Petroleum and natural gas sales	341,205	350,346	234,098	217,449	177,501	171,201	170,504	167,894
Funds flow from operations	185,053	194,741	106,477	92,679	80,516	80,803	73,804	78,013
Per unit – basic(1)(2)	0.92	0.97	1.16	1.03	0.92	0.92	0.85	0.96
Per unit – diluted(1)(2)	0.89	0.96	1.14	1.02	0.91	0.91	0.85	0.89
Net earnings (loss)	82,875	59,195	48,662	6,538	27,473	(16,825)	23,736	(1,023)
Per unit – basic(1)(2)	0.41	0.29	0.53	0.07	0.31	(0.19)	0.28	(0.01)
Per unit – diluted(1)(2)	0.40	0.29	0.53	0.07	0.31	(0.19)	0.28	(0.01)

(1)  When calculating the weighted average number of units for a quarter, all units outstanding from the previous quarter are deemed to be outstanding for the entire period, whereas in the year to date calculation those units are weighted according to the date of issue. Consequently, the addition of the quarterly per unit results will not add to the annual earnings per unit.

(2)  All units of Acclaim up to the merger on January 5, 2006, have been restated using the exchange ratio of 0.8333 of a Canetic trust unit for each Acclaim trust unit.

Production volumes during the quarter averaged 70,061 boe/d, a decrease of 4 percent from 72,737 boe/d reported for the first quarter of 2006. Although production was most significantly impacted by the declines of the Leduc D3a pool at Acheson, it was also affected by unplanned turnarounds, tie-in delays, spring break-up and unseasonably wet weather in the second quarter.  In aggregate these events resulted in a reduction in second quarter volumes of approximately 1,500 boe/d.  Crude oil prices maintained their strength with the West Texas Intermediate (“WTI”) price averaging US$70.70 per barrel in the second quarter, as compared to US$63.53 per barrel in the first quarter of 2006. The AECO Daily Spot price averaged $6.00/mcf as compared to $7.36/mcf during the second quarter of 2005.

The transaction with StarPoint was accounted for as a purchase of StarPoint by Acclaim. Accordingly, the financial and operating results for the six months ended June 30, 2006, include those of the StarPoint assets from the date of acquisition, January 5, 2006. Comparative results are those of Acclaim only. Had Canetic recorded the transaction from January 1, 2006, funds flow for the first six months of 2006 would have been $383.8 million and production would have averaged 72,144 boe/d including 43,406 bbl/d of crude oil and liquids and 172.4 mmcf/d of natural gas.

Quarter over quarter petroleum and natural gas sales have been influenced by increases in production volumes and strong commodity prices. Commodity prices have continued to increase significantly since the third quarter of 2004.

Canetic Resources Trust   Q2 2006

 In combination with increased production volumes from the ChevronTexaco property acquisition during 2004 and StarPoint merger in 2006, petroleum and natural gas sales have continued to increase.

The variation of net earnings, quarter over quarter, is primarily a result of depletion rates, the provision for future income taxes and financial derivative gains and losses.

PRODUCTION

	Three Months Ended June 30		Six Months Ended June 30
Production(1)	2006	2005	2006	2005
Natural gas (mmcf/d)	166.0	100.6	171.0	102.3
Crude oil (bbl/d)	37,348	17,947	37,486	18,492
Natural gas liquids (bbl/d)	5,043	5,302	5,401	5,499
Barrel of oil equivalent (boe/d, 6:1)	70,061	40,017	71,392	41,046
Percentage crude oil and natural gas liquids	61%	58%	60%	58%

(1) Production volumes associated with the StarPoint acquisition are included from the date of closing, January 5, 2006.

Production volumes for the six months ended June 30, 2006, include the acquisition of StarPoint from the date of closing, January 5, 2006. As a result of this acquisition the production of crude oil and natural gas liquids relative to total production increased slightly to 61 percent in the second quarter of 2006 and 60 percent in the first quarter of 2006 compared to 58 percent in the same periods in 2005.

Crude oil and natural gas liquids production for the first six months of 2006 averaged 42,887 boe/d, a 79 percent increase over the 23,991 boe/d reported for the corresponding period in 2005. Production in the second quarter averaged 42,391 boe/d, up more than 82 percent from production levels in the second quarter of 2005.

Natural gas sales for the first six months of the year averaged 171.0 mmcf/d, 67 percent higher than the 102.3 mmcf/d reported for the six months ended June 30, 2005. During the second quarter natural gas sales averaged 166.0 mmcf/d, 65 percent higher than the 100.6 mmcf/d reported during the same quarter in 2005.

On a barrel of oil equivalent basis, production increased 74 percent to 71,392 boe/d as compared to 41,046 boe/d a year earlier. Second quarter 2006 production averaged 70,061 boe/d as compared to 72,737 boe/d during the first quarter.  As we mentioned in the first quarter analysis, production volumes were impacted by the decline of the D3a production at Acheson.  Production in the second quarter was further impacted by continued declines at the D3a pool in Acheson, unplanned turnarounds, tie-in delays, spring break-up and unseasonably wet weather which restricted our ability to maintain production levels.

COMMODITY PRICES

The price of West Texas Intermediate crude averaged US$67.14/bbl during the first six months of 2006, up 30 percent from the average price of US$51.53/bbl for the same period in 2005. WTI during the second quarter averaged US$70.70/bbl an increase of 11 percent from an average of US$63.53/bbl in the first quarter of 2006.  Increased political concerns over the security of global crude oil supplies coupled with continued strong economic growth in China and India have influenced the increase.

For the six months ended June 30, 2006, we received an average oil price of $60.82/bbl as compared to $52.77/bbl for the comparable period in 2005. Our average oil price during the quarter increased 24 percent from an average of $54.33/bbl reported during the first quarter of 2006.  Canetic’s corporate average oil price differential narrowed slightly in relation to the benchmark NYMEX WTI futures contract in the second quarter compared to the first quarter.  This narrowing is attributable to improvements in heavy oil differentials to which Canetic has exposure for a portion of its crude oil production.

The AECO Daily Index gas price averaged $6.76/mcf for the first six months of 2006, down 5 percent from the average price of $7.13/mcf for the same period in 2005. The AECO Daily Index price for the second quarter of 2006 was $6.00/mcf 20 percent lower than the first quarter 2006 price of $7.52/mcf.

Our average natural gas price was $7.49/mcf for the six months ended June 30, 2006 as compared to $7.39/mcf during the same period in 2005. The second quarter natural gas price averaged $5.97/mcf as compared to $8.94/mcf in the first quarter.

  Q2 2006 Canetic Resources Trust   11

The Canadian dollar continues to show strength, averaging US$0.8785 during the first six months of the year compared to US$0.8095 for the same period last year.  As the price of WTI crude oil is quoted in U.S. dollars, appreciation in the Canadian dollar reduces the average price received for our production. Canetic mitigates the impact of exchange rate fluctuations by either entering into foreign exchange contracts directly or executing some portion of our crude oil swaps in Canadian dollars.  In the first half of the year, Canetic had no foreign exchange contracts, but had hedged 5,275 bbl/d of its crude oil production using Canadian dollar denominated swaps.

PETROLEUM AND NATURAL GAS SALES

	Three Months Ended June 30		Six Months Ended June 30
Revenue ($000s)	2006	2005	2006	2005
Natural gas	90,266	71,079	231,940	136,810
Crude oil and natural gas liquids	250,939	106,422	459,611	211,892
Petroleum and natural gas sales	341,205	177,501	691,551	348,702

Petroleum and natural gas sales, before royalties and transportation costs increased to $691.6 million for the six months ended June 30, 2006, up 98 percent from $348.7 million reported for the corresponding period in 2005. Revenue for the second quarter increased to $341.2 million, 92 percent higher than the $177.5 million recorded in the second quarter 2005.

Revenues have been positively impacted by increased production volumes associated with the Acclaim/StarPoint merger which closed January 5, 2006.  These increases have been offset somewhat by the appreciation in the exchange rate of the Canadian dollar relative to the U.S. dollar and fluctuations in the price of natural gas previously mentioned and the increase in the WTI price of crude oil.

ROYALTIES

	Three Months Ended June 30		Six Months Ended June 30
Royalties ($000s)	2006	2005	2006	2005
Royalties, net of ARTC	65,095	37,120	132,219	74,294
Percentage of petroleum and natural gas revenue	19.1%	20.9%	19.1%	21.3%
$/boe	10.21	10.19	10.23	10.00

We pay royalties to the owners of the mineral rights with whom we hold leases, including the provincial governments. Overriding royalties are also paid to other parties according to contracts. In Alberta, where we produce the majority of our natural gas, a crown royalty is invoiced on the Crown’s share of production based on a monthly established Alberta Reference Price. The Alberta Reference Price is a monthly weighted average price of gas consumed in Alberta and gas exported from Alberta reduced for transportation and marketing allowances. There is a maximum rate of 30 percent for new gas and 45 percent on old gas. The vast majority of our gas production is from new gas. In today’s gas price environment, we are subject to the maximum rates. Gas cost allowance, low productivity and other incentive schemes serve to reduce our effective royalty rate.

The majority of our oil production is in Alberta and Saskatchewan. Royalty rates in both Alberta and Saskatchewan vary depending on the rate of production, oil prices and applicable incentives.

For the six months ended June 30, 2006, royalties totalled $132.2 million as compared to $74.3 million during the same period a year earlier. As a percentage of sales royalties averaged 19.1 percent during the first six months of 2006 as compared to 21.3 percent in the same period in 2005.

During the second quarter 2006, royalties averaged $10.21 per boe or approximately 19.1 percent of Canetic’s total petroleum and natural gas sales price (before financial derivatives) of $53.52 per boe. This compares to $10.19 per boe or 20.9 percent of the average sales price reported for the same period in 2005. The reduction in royalty rates reflects a lower royalty burden carried by the StarPoint assets.

We anticipate, based on current commodity prices, that the average royalty rate for the remainder of 2006 will approximate 19 to 20 percent.

Canetic Resources Trust   Q2 2006

OPERATING COSTS

	Three Months Ended June 30		Six Months Ended June 30
Operating Costs ($000s)	2006	2005	2006	2005
Operating costs	56,082	29,260	111,647	59,300
$/boe	8.80	8.04	8.64	7.98

Our operating costs, net of processing fees, for the six months ended June 30, 2006, increased to $111.6 million as compared to $59.3 million during the same period a year earlier primarily as a result of increased production volumes and increases in the cost of services. On a unit-of-production basis, operating costs averaged $8.64 per boe as compared to $7.98 per boe during the same period a year earlier. During the first quarter of 2006, operating costs totalled $55.6 million or $8.49 per boe.

During the second quarter operating costs totalled $56.1 million or $8.80/boe as compared to $29.3 million or $8.04/boe for the same period in 2005. Although operating costs generally have increased due to higher service costs in the field, certain additional costs have been incurred to ensure the predictability of production during periods of higher commodity prices. In addition, operating costs in the second quarter are generally higher, reflecting the annual payment of property taxes and plant turnaround and maintenance costs which are incurred in May and June.  Extensive well maintenance and workover programs continue to be undertaken to maximize production and optimize plant utilization.

Although operating costs year-over-year increased on a unit-of-production basis, we are committed to managing operational efficiencies and maximizing field netbacks in all areas where we do business.  As we continue to experience higher field services costs throughout our asset base, considerable effort and focus is being given to operational efficiencies which will control operating costs on a unit-of-production basis.  To date Canetic has been successful in maintaining control of our operating costs in a high priced operating environment and will continue to focus on doing so.

PETROLEUM AND NATURAL GAS TRANSPORTATION

	Three Months Ended June 30		Six Months Ended June 30
Transportation ($000s)	2006	2005	2006	2005
Transportation expense	4,292	2,224	8,736	4,319
$/boe	0.67	0.61	0.68	0.58

During the second quarter, transportation costs totalled $4.3 million or $0.67 per boe as compared to $2.2 million or $0.61 per boe for the same period in 2005.

  Q2 2006 Canetic Resources Trust   13

NET EARNINGS PER UNIT OF PRODUCTION

	Three Months Ended June 30		Six Months Ended June 30
Netbacks ($/boe)	2006	2005	2006	2005
Petroleum and natural gas revenue	53.52	48.74	53.52	46.94
Less:
Royalties	10.21	10.19	10.23	10.00
Operating costs	8.80	8.04	8.64	7.98
Transportation costs	0.67	0.61	0.68	0.58
Net operating income	33.84	29.90	33.97	28.38
General and administrative	1.79	1.43	1.49	1.35
Interest on long-term debt	1.74	1.01	1.57	0.89
Interest on convertible debentures	0.23	0.41	0.16	0.41
Unit-based compensation – cash paid	–	0.12	–	0.06
Realized loss on financial derivatives	0.89	4.52	1.06	3.71
Current and large corporation tax	0.17	0.30	0.29	0.24
Funds flow from operations	29.02	22.11	29.40	21.72
Depletion, depreciation and amortization	23.52	15.81	23.25	15.60
Accretion	0.39	0.32	0.38	0.32
Unrealized (gain) loss on financial derivatives	(0.37)	(1.64)	(0.57)	6.75
Future income tax recovery	(9.35)	(0.54)	(6.12)	(3.01)
Non-cash unit-based compensation	1.83	0.62	1.44	0.63
Net earnings	13.00	7.54	11.02	1.43

GENERAL AND ADMINISTRATIVE EXPENSES

	Three Months Ended June 30		Six Months Ended June 30
General and Administrative Expenses ($000s)	2006	2005	2006	2005
G&A expenses	15,972	7,662	28,187	14,914
Overhead recoveries	(4,550)	(2,456)	(8,894)	(4,913)
Net G&A expenses	11,422	5,206	19,293	10,001
$/boe	1.79	1.43	1.49	1.35

General and administrative expenses (“G&A”) net of overhead recoveries on operated properties totalled $19.3 million for the six months ended June 30, 2006, as compared to $10.0 million during the same period in 2005. The most significant components of G&A expenses include head office employee compensation costs and office lease costs.  With the acquisition of StarPoint, we increased our labour force and associated office space to manage the acquired assets.

On a unit-of-production basis, general and administrative expenses have increased, quarter over quarter, from $1.20 per boe in the first quarter of 2006 to $1.79 per boe in the second quarter of 2006.  Each year, during the month of April, we make payments to our employees pursuant to our short-term incentive program.  This cash compensation increased G&A during the quarter by approximately $0.25/boe.  This increase on a per-unit-basis also reflects slightly lower production volumes during the second quarter.

For the remainder of 2006, we anticipate general and administrative expenses to average $1.35 – $1.40 per boe.

Canetic Resources Trust   Q2 2006

INTEREST EXPENSE ON BANK DEBT

	Three Months Ended June 30		Six Months Ended June 30
Interest Expense ($000s)	2006	2005	2006	2005
Interest expense	11,103	3,687	20,289	6,644
Bank loans	893,792	329,110	893,792	329,110

Interest expense, representing interest on bank debt, increased to $20.3 million or $1.57 per boe from $6.6 million or $0.89 per boe a year earlier. In addition to slightly higher interest rates due to increases in the Bank of Canada lending rate during the first six months, average debt levels have increased in the quarter as a result of the StarPoint acquisition and Canetic’s extensive capital program in the first half of 2006. At June 30, 2006, $893.8 million was drawn under our facility.

Although interest rates continue to be favourable and are not expected to increase substantially in the short-term, interest expense in future quarters will reflect our higher debt levels. Average interest rates incurred by Canetic during the first and second quarters of 2006 averaged approximately 4.7 percent.

INTEREST EXPENSE ON CONVERTIBLE DEBENTURES

Interest expense on convertible debentures totalled $2.1 million for the six months ended June 30, 2006. During the quarter debentures totalling $15.1 million were converted to trust units. At June 30, 2006, debentures totalling $36.9 million remain outstanding.

INTEREST RATE RISK MANAGEMENT

Canetic has assumed, through the StarPoint Arrangement, fixed interest rate swaps between January 6, 2006 and September 30, 2007 covering $40.0 million of principal, with interest rates varying between 3.58 percent and 3.65 percent, plus a stamping fee. The fair value of the fixed interest swaps at June 30, 2006, was a gain of approximately $0.4 million.

UNIT-BASED COMPENSATION

On December 19, 2005, the unitholders of Canetic approved a unit award incentive plan. The plan authorizes the Board of Directors to grant rights to acquire up to 2,500,000 trust units consisting of Restricted Trust Units (“RTUs”) and Performance Trust Units (“PTUs”) to directors, officers, employees and consultants of the Trust and its affiliates. The number of units granted is dependent on the performance of the Trust relative to a peer comparison group of petroleum and natural gas trusts and other companies or other criteria the Board of Directors may determine. A holder of an RTU or PTU may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units to be issued. The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the RTU or PTU  is outstanding.

For the six months ended June 30, 2006, the Trust recorded a compensation expense of $18.7 million (2005 - $5.1 million) and capitalized unit-based compensation of $6.7 million (2005 – $nil). Upon vesting, the obligation may be settled in units or cash, therefore, the June 30, 2006 compensation liability of $24.6 million (2005 - $10.1 million) has been classified as a current liability. The compensation liability is remeasured each period at the current market price. The June 30, 2006 compensation liability was based on the period-end closing price of $23.10 and the number of RTU’s and PTU’s outstanding at that time.

DEPLETION, DEPRECIATION AND AMORTIZATION

The current quarter provision for depletion, depreciation and amortization totalled $150.0 million as compared to $57.6 million for the same period in 2005. On a unit-of-production basis, depletion, depreciation and amortization costs averaged $23.52 per boe as compared to $15.81 per boe during the same quarter in 2005. The increase in depletion rate results from the acquisition of StarPoint.

COMMODITY PRICE RISK MANAGEMENT

The prices we receive for our petroleum and natural gas can fluctuate significantly due to weather patterns, the economic environment or political uncertainty.

  Q2 2006 Canetic Resources Trust   15

Our commodity price risk management program is designed to provide price protection on a portion of our future production in the event of adverse commodity price movement, while retaining the opportunity to participate in favourable price movements. This practice allows us to generate stable funds flow for distributions and to ensure positive economic returns on capital development and acquisition activities. For the six months ended June 30, 2006, we realized a net derivative loss of $13.7 million (2005 - $27.6 million) related to financial derivative instruments put in place to manage commodity price risk.

UNREALIZED LOSS ON FINANCIAL DERIVATIVES

Accounting standards require that we determine the fair value of our financial contracts and record a liability or asset at the end of each accounting period. Any changes in the fair value of the financial contracts are included in net earnings for the period. At June 30, 2006, we recorded a current financial derivative liability of $53.2 million and a long-term financial derivative liability of $29.0 million. The estimated fair value is based on a mark-to-market calculation as at June 30, 2006 to settle the financial contracts. The actual gain or loss realized upon settlement could vary significantly due to fluctuations in commodity prices. At June 30, 2006, Canetic recorded an unrealized financial derivative gain of $7.3 million (2005 – loss of $50.2 million), which represents the change in the mark to market calculations from December 31, 2005.

The following financial derivative contracts have been put in place as noted below:

Commodity Contracts	Q3 2006	Q4 2006	2007	2008
Natural Gas
Fixed Price Volume (Gj/d)	30,000	30,000	5,000	–
Fixed Price Average ($/Gj)	$ 7.85	$ 7.85	$ 8.47	$ –
Collars Volume (Gj/d)	55,000	48,333	29,167	–
Collar Floors ($/Gj)	$ 6.77	$ 7.40	$ 7.57	$ –
Collar Caps ($/Gj)	$ 10.02	$ 12.01	$ 12.54	$ –
Total Volume Hedged (Gj/d)	85,000	78,333	34,167	–
Crude Oil
CAD Denominated Fixed Price Volumes (bbl/d)	6,750	6,750	8,000	250
CAD Denominated Fixed Price Average ($/bbl/d)	$ 68.23	$ 68.23	$ 67.26	$ 72.20
US Denominated Fixed Price Volume (bbl/d)	1,500	1,500	1,500	–
US Denominated Fixed Price Average ($US/bbl)	$ 48.11	$ 48.11	$ 48.11	$ –
Participating Swaps (bbl/d)	1,000	1,000	–	–
Participating Swaps ($US/bbl)(1)	$ 47.50	$ 47.50	$ –	$ –
Collars Volume (bbl/d)	7,000	6,500	5,000	4,000
Collar Floors ($US/bbl)	$ 48.93	$ 48.85	$ 56.60	$ 63.75
Collar Caps ($US/bbl)	$ 64.53	$ 64.57	$ 77.61	$ 81.50
Total Volume Hedged (bbl/d)	16,250	15,750	14,500	4,250

(1) Crude Oil Participating Swaps participate in 67 percent of any price rise above $47.50 in 2006

ASSET RETIREMENT OBLIGATIONS

We have estimated total future asset retirement obligations based on our net ownership interest in wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods.

As of June 30, 2006, the amount recorded as the fair value of our asset retirement obligations liability was $123.0 million. The increase from the estimated obligation at December 31, 2005 of $68.2 million results from the inclusion of the StarPoint assets. During the six months ended June 30, 2006, Canetic incurred $5.9 million of actual abandonment and reclamation costs and recorded accretion of $4.9 million.

Canetic Resources Trust   Q2 2006

INCOME TAXES

In our current structure, payments are made between the operating entities and the Trust, ultimately transferring  both income and future income tax liability to our unitholders.  Therefore, no cash income taxes have been paid by our operating entities.

During the three months ended June 30, 2006, Canetic recorded a future tax recovery of $59.6 million.  This is compared to a recovery of $19.4 million in the previous quarter.  The relative increase is primarily due to federal and provincial tax rate reductions which were enacted during the second quarter of 2006.  Current taxes for the six months ended June 30, 2006 include a provision of $3.7 million for provincial capital taxes.

LIQUIDITY AND CAPITAL RESOURCES

The liquidity requirements of the Trust are met using funds generated from operations and short-term borrowings against our credit facility.

FUNDS FLOW FROM OPERATIONS

Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.

Funds flow is reconciled as follows:

	Three Months Ended June 30		Six Months Ended June 30
Funds Flow Reconciliation ($000s)	2006	2005	2006	2005
Net Earnings	82,875	27,473	142,070	10,648
Adjustments for:
Unit-based compensation	11,697	2,246	18,670	4,678
Depletion, depreciation and amortization	149,972	57,578	300,490	115,869
Accretion	2,457	1,173	4,908	2,346
Unrealized loss (gain) on financial derivatives	(2,372)	(5,983)	(7,306)	50,156
Future income tax recovery	(59,576)	(1,971)	(79,038)	(22,378)
Funds flow from operations	185,053	80,516	379,794	161,319

For the six months ended June 30, 2006, funds flow from operations totalled $379.8 million or $1.89 per basic unit, representing a 135 percent increase from the $161.3 million, or $1.85 per basic unit during the same period in 2005. Our 2006 funds flow included a realized loss on financial derivative contracts of $13.7 million as compared to a loss of $27.6 million in 2005. The increase is due to higher production levels associated with the StarPoint merger which closed January 5, 2006 and higher commodity prices received during the year.

At June 30, 2006, Canetic’s working capital decreased by $40.4 million compared to December 31, 2005.  This decrease was a result of a $97.5 million increase in accounts receivable and prepaids, offset by a $78.9 million increase in accounts payable, a $28.7 million increase in distributions payable and a $30.3 million increase in the financial derivative liability.  The Trust’s management does not foresee any inability to meet obligations as they come due.

The Trust’s basic weighted average units outstanding totalled 202.0 million for the six months ended June 30, 2006.

BANK DEBT

Canetic has an unsecured covenant based credit facility with a syndicate of financial institutions in the amount of $1.1 billion including a $50.0 million operating facility. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The loan has therefore been classified as long-term on the balance sheet.

  Q2 2006 Canetic Resources Trust   17

Our net debt is reconciled as follows:

		December 31, 2005
Net Debt ($000s)	June 30, 2006	Acclaim	StarPoint(1)	Total
Bank debt	893,792	309,146	434,123	743,269
Working capital deficiency	86,046	45,630	101,477	147,107
Net debt	979,838	354,776	535,600	890,376
Funds flow	379,794	360,475	214,315	574,790

(1) As at closing, January 5, 2006.

At June 30, 2006, $893.8 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facility as needed. At June 30, 2006, Canetic had a working capital deficiency of $86.0 million including a financial derivative liability of $53.2 million.  The increase in bank debt quarter over quarter also includes a $24 million property acquisition which closed in early June 2006.

CONVERTIBLE DEBENTURES

As at June 30, 2006, we had convertible debentures outstanding of $36.9 million.  The debentures consist of  the StarPoint 9.4% convertible unsecured subordinated debentures (the “9.4% Debentures”), StarPoint 6.5% convertible, extendible, unsecured, subordinated debentures (the “6.5%” Debentures), Acclaim 8% convertible, extendible, unsecured, subordinated debentures (the “8% Debentures”) and Acclaim 11% convertible, extendible, unsecured, subordinated debentures (the “11% Debentures”).

The debentures are convertible into Canetic trust units at the following conversion prices:

•

9.4% Debentures (CNE.DB.A) - $16.02. Each $1,000 principal amount of 9.4% Debentures is convertible into approximately 62.42 Canetic trust units;

•

6.5% Debentures (CNE.DB.B) - $18.96. Each $1,000 principal amount of 6.5% Debentures is convertible into approximately 52.74 Canetic trust units;

•

8% Debentures (CNE.DB.C) - $15.56. Each $1,000 principal amount of 8% Debentures is convertible into approximately 64.27 Canetic trust units; and

•

11% Debentures (CNE.DB.D) - $11.24. Each $1,000 principal amount of 11% Debentures is convertible into approximately 88.97 Canetic trust units.

Convertible Debentures	Units Issuable on Conversion (000s)	Amount ($000s)
i) 9.4% Convertible Debentures
Balance, December 31, 2005	–	-
Acquisition of StarPoint	576	9,255
Converted to units	(192)	(3,112)
Balance, June 30, 2006	384	6,143
ii) 6.5% Convertible Debentures
Balance, December 31, 2005	–	–
Acquisition of StarPoint	2,313	43,944
Converted to units	(1,260)	(24,001)
Balance, June 30, 2006	1,053	19,943

Canetic Resources Trust   Q2 2006

iii) 8% Convertible Debentures
Balance, December 31, 2004	4,501	72,901
Converted to units	(3,662)	(59,330)
Balance, December 31, 2005	839	13,571
Adjustment to conversion ratio	32	–
Converted to units	(302)	(4,712)
Balance, June 30, 2006	569	8,859
iv) 11% Convertible Debentures
Balance, December 31, 2004	560	6,562
Converted to units	(328)	(3,844)
Balance, December 31, 2005	232	2,718
Adjustment to conversion ratio	10	–
Converted to units	(72)	(813)
Balance, June 30, 2006	170	1,905
Total, June 30, 2006	2,176	36,850

On June 15, 2004, Acclaim issued $75.0 million, 8% convertible, extendible, unsecured, subordinated debentures. The debentures have a face value of $1,000 per debenture, a coupon of 8.0 percent, a final maturity date of August 31, 2009, and are convertible into trust units of Canetic at a price of $15.56 per trust unit.

In December 2002, Acclaim issued $45.0 million principal amount of 11% convertible, extendible, unsecured, subordinated debentures. The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $11.24 per unit.

Convertible Debentures Assumed on Acquisition of StarPoint

StarPoint issued $60.0 million of 6.5% convertible, extendible, unsecured, subordinated debentures (the “StarPoint Debentures”) on May 26, 2005. The 6.5% Debentures mature on July 31, 2010 and are convertible at any time, at the option of the holder, in the trust units of Canetic at a conversion price of $18.96 per trust unit. The 6.5% Debentures are not redeemable at the option of the Trust on or before July 31, 2008. After July 31, 2008, and prior to the maturity date, the 6.5% Debentures may be redeemable in whole or in part, at a price of $1,050 per StarPoint Debenture after July 31, 2008 and redeemable after July 31, 2009 at a price of $1,025.

In connection with the StarPoint/APF Combination, and pursuant to a debenture agreement dated June 27, 2005, the 9.4% Debentures were assumed by StarPoint. The 9.4% unsecured, subordinated, convertible debentures are convertible at the holder’s option into fully paid and non-assessable trust units of Canetic at any time prior to July 31, 2008 at a conversion price of $16.02 per trust unit. The 9.4% Debentures become redeemable at $1,050 per 9.4% Debenture, in whole or in part, after July 31, 2006 and redeemable at $1,025 after July 31, 2007 and before maturity.

  Q2 2006 Canetic Resources Trust   19

CAPITAL EXPENDITURES

	Three Months Ended June 30		Six Months Ended June 30
Capital Expenditures ($000s)	2006	2005	2006	2005
Land	5,015	2,444	7,797	2,952
Geological and geophysical	600	286	1,733	1,823
Drilling, completion and equipping	40,158	10,588	79,375	21,471
Workovers and recompletions	23,478	11,724	38,709	17,647
Production equipment and facilities	16,525	10,772	25,176	17,984
Net development expenditures	85,776	35,814	152,790	61,877
Property acquisition	23,869	8,726	23,869	8,726
Properties contributed to TriStar	(5,000)	–	(5,000)	–
Property dispositions	–	(2,777)	–	(4,610)
Net capital expenditures	104,645	41,763	171,659	65,993
Acquisition of StarPoint	–	–	2,511,746	–
Office equipment	2,710	495	3,063	1,156
Asset retirement obligation change in estimate	547	–	1,472	–
Capitalized non-cash compensation	4,095	–	6,654	–
Total capital expenditures	111,997	42,258	2,694,594	67,149

For the six months ended June 30, 2006, expenditures for development activities totalled $152.8 million as compared to $61.9 million during the same period in 2005. A total of 171 gross (81.9 net) wells were drilled during the first six months, compared to 39 gross (18.6 net) wells during the same period in 2005 resulting in 95 gross (40.2 net) natural gas wells and 67 gross (37.1 net) oil wells. Included in the quarter was a minor property acquisition in south east Saskatchewan totalling $24.0 million.

For the remainder of 2006 the Trust has plans to drill more than 200 wells. Our 2006 capital budget, as approved by the Board of Directors, totals $316.0 million for exploitation and development activities. Based on current commodity prices, these projects will be financed primarily with internally generated cash.

CASH DISTRIBUTIONS

Effective with the merger with StarPoint, Canetic set its monthly distribution at $0.23/unit per month beginning with distributions payable on February 15, 2006. This represented an 18 percent increase to former Acclaim unitholders and a 5 percent increase to former StarPoint unitholders

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2006	2005	2006	2005
Funds flow from operations	185,053	80,516	379,794	161,319
Cash distributions	139,236	51,242	272,115	101,919
Distributions per unit	0.6900	0.5850	1.3800	1.1700
Payout ratio	75%	64%	72%	63%

Our policy is to distribute the net funds flow from our petroleum and natural gas properties to our unitholders on a monthly basis with a portion of funds flow withheld to repay bank debt and/or fund capital expenditures. Although the level of funds retained for debt repayment typically varies, we monitor our distribution policy with respect to forecasted funds flows, debt levels, spending plans, and taxability. Given the strength of current commodity prices, we feel it is prudent to maintain our payout ratio at a conservative level. Funds flow if any, in excess of distributions will be available to fund the 2006 capital expenditure program and/or reduce bank indebtedness.

For the six months ended June 30, 2006, our payout ratio increased to 72 percent as we generated $379.8 million of funds flow from operations and distributed $272.1 million. Our payout ratio for 2005 averaged 58 percent, including

Canetic Resources Trust   Q2 2006

a fourth quarter 2005 payout ratio of 50 percent. The payout ratio for the six months ended June 30, 2006, would have approximated 70.8 percent had it not been for backing out StarPoint funds flow for the first four days of January.

Dependent on commodity prices, we expect our payout ratio for the remainder of 2006 to approximate 70 percent.

GUARANTEES/OFF-BALANCE SHEET ARRANGEMENTS

The Trust has no guarantees or off-balance sheet arrangements.

CAPITAL

As at June 30, 2006, we had issued capital of 202.5 million trust units.

The merger of Acclaim and StarPoint occurred pursuant to a plan of arrangement in which Canadian unitholders could elect to exchange their units on a tax-deferred basis. Each Acclaim unitholder received 0.8333 of a Canetic trust unit for each unit held and each StarPoint unitholder received 1.0000 Canetic trust unit for each unit they held. A total of 106.2 million units were issued pursuant to the arrangement. Also pursuant to the arrangement, all exchangeable shares were exchanged for  units.

	Six months ended June 30, 2006		Year ended December 31, 2005
a) Trust Units	Units (000s)	Amount ($000s)	Units (000s)	Amount ($000s)
Balance, beginning of period	91,583	1,087,459	86,313	1,003,294
Issued for cash
Pursuant to equity offerings, net of costs	–	–	–	(350)
Employee unit savings plan	110	2,532	89	1,646
Distribution reinvestment plan	624	13,818	456	8,492
Issued pursuant to Arrangement	106,242	2,562,563	–	–
Properties contributed to TriStar	–	(5,000)	–	–
Conversion of debentures	1826	36,836	3,990	63,174
Exchange of exchangeable shares	358	3,804	357	4,033
Unit award incentive plan	1,792	40,884	378	7,170
Balance, end of period	202,535	3,742,896	91,583	1,087,459

b) Exchangeable Shares	Units (000s)	Amount ($000s)
Balance, December 31, 2004	673	7,837
Shares exchanged	(357)	(4,033)
Adjustment to exchange ratio	42	–
Balance, December 31, 2005	358	3,804
Shares exchanged	(358)	(3,804)
Balance, June 30, 2006	–	–

As of June 30, 2006, there were 684,502 RTU’s and 1,606,047 PTU’s outstanding.

  Q2 2006 Canetic Resources Trust   21

Liquidity and Capital Resources ($000s)	June 30, 2006
Long-term debt	893,792
Working capital deficiency	86,046
Net debt(1)	979,838

Units outstanding (000s)	202,535
Trust unit price	23.10
Market value	4,678,559

Convertible debentures	36,850
Total capitalization	5,695,247

(1) Net debt excludes the convertible debentures.

TAXATION OF CASH DISTRIBUTIONS

The following sets out a general discussion of the Canadian and U.S. tax consequences of holding Canetic units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences.

Canadian Taxpayers

The Trust qualifies as a mutual fund trust under the Income Tax Act (Canada) and, accordingly, trust units are qualified investments for RRSP’s, RRIF’s, RESP’s and DPSP’s. Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year. An investor’s adjusted cost base (“ACB”) in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent the unitholders’ ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders’ ACB will be brought to nil.

Acclaim paid $1.95 per trust unit in cash distributions to unitholders during the period February 2005 to January 2006. For Canadian tax purposes, 31.28 percent of these distributions was a tax-deferred return of capital and will reduce the ACB of the trust units held and 68.72 percent is taxable as other income.

For 2006, Canetic estimates that 85 to 95 percent of cash distributions will be taxable and 5 to 15 percent will be a tax-deferred return of capital. Actual taxable amounts may vary depending on production, volumes, commodity prices, foreign exchange rates and other factors.

U.S. Taxpayers

Prior to 2005, U.S. unitholders who received cash distributions were subject to a 15 percent withholding tax, applied to the taxable portion of the distribution as computed under Canadian tax law. Legislative changes which took effect on January 1, 2005, impose an additional 15 percent withholding tax on the non-taxable portion of the distribution. U.S. taxpayers are eligible for a foreign tax credit with respect to Canadian withholding taxes paid. The taxable portion of the cash distributions is determined by the Trust in relation to its current and accumulated earnings and profit using U.S. tax principles. The taxable portion so determined, is considered to be a dividend for U.S. tax purposes. For most taxpayers, these dividends should be considered “Qualifying Dividends” and eligible for a reduced rate of tax.

The non-taxable portion of the cash distributions is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

Acclaim paid US$1.61 per trust unit to U.S. residents during the calendar year 2005 of which 75.03 percent was taxable as a qualified dividend and 24.87 percent a tax-deferred return of capital.

Canetic Resources Trust   Q2 2006

For 2006, we estimate that 90 to 100 percent of distributions may be taxable with the balance representing a tax-deferred return of capital. Actual taxable amounts may vary depending on production, commodity prices, and other factors and will be updated throughout the year as information becomes available.

CONTINGENCY

On December 12, 2004, a gas release occurred at a Canetic operated well site west of the city of Edmonton, Alberta. The well was not producing at the time of the incident and has not had an impact on production in the area.

Canetic carries control of well and general liability insurance in the amount of $10.0 million and $50.0 million less applicable deductibles, respectively. Total costs associated with the incident are currently estimated to approximate $50.0 million. Canetic continues to work through the claims process with its insurers. At June 30, 2006, costs approximating $50.0 million had been incurred of which $49.4 million has been paid to suppliers for services provided. Insurance recoveries to date total $35.0 million.

BUSINESS RISKS

The operations of Canetic are subject to underlying risks associated with the business of the Trust.  For a detailed discussion of business risks, please refer to “Risk Factors” in the Trust’s most recently filed Annual Information Form.

DISCLOSURE CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.  The CEO and CFO have evaluated the effectiveness of Canetic’s disclosure controls and procedures as defined in Multilateral Instrument 52-109, and have concluded that such disclosure controls and procedures are effective.

OUTLOOK

For the balance of 2006, we will continue to actively exploit our asset base with plans to participate in the drilling of over 200 wells in the second half of 2006.  Although our production volumes in the second quarter were slightly less than anticipated, given the level of activity planned for the balance of 2006, we continue to expect our production to average between 72,000 and 74,000 boe/d, excluding the impact of the acquisition announced August 2, 2006.

We are excited about the announced acquisition.  This transaction is consistent with our strategy of acquiring high quality assets that improve our asset base.  We believe this is the ideal time to acquire natural gas assets to provide Canetic with a more balanced production mix.  This acquisition is accretive to cash flow, reserves, production and net asset value per unit and includes significant development opportunities.  We have begun a thorough review of the inventory of opportunities as well as initiating the integration process.

We look forward to reporting our success on this acquisition and our ongoing operational activities.

  Q2 2006 Canetic Resources Trust   23

FORWARD-LOOKING STATEMENTS

Certain information regarding Canetic Resources Trust including management’s assessment of future plans and operations may constitute forward-looking statements under applicable securities law and necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency and interest rate fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, inability to access sufficient capital from internal and external sources and changes in legislation, including but not limited to income tax and environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Forward-looking statements in this document include, but are not limited to, production volumes, reserves volumes, operating costs, commodity prices, the Trust’s ability to meet it’s financial obligations, future cash distribution levels, payout ratios, the taxability of future cash distributions, capital spending, access to credit facilities and regulatory changes.  For this purpose, any statements that are contained in this document that are not statements of historical fact may be deemed to be forward-looking statements.  Forward-looking statements often contain terms as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Canetic’s operations or financial results are included in Canetic’s reports on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the EDGAR website (www.edgar.com), Canetic’s website (www.canetictrust.com) or by contacting Canetic. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and Canetic does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

Canetic Resources Trust   Q2 2006

CONSOLIDATED BALANCE SHEETS

unaudited ($000s)	June 30, 2006	December 31, 2005
ASSETS
Current Assets
Accounts receivable	$229,834	$ 140,907
Prepaid expenses and deposits	20,216	11,630
	250,050	152,537
Property, plant and equipment, net (Note 3)	3,712,253	1,317,917
Goodwill (Note 2)	936,869	87,954
Deferred financing charges, net of amortization	454	689
Deferred costs	–	12,000
Total assets	$ 4,899,626	$ 1,571,097

LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$ 236,276	$ 157,368
Distributions payable	46,582	17,834
Financial derivative liability (Note 9)	53,239	22,965
	336,097	198,167
Bank debt (Note 4)	893,792	309,146
Convertible debentures (Note 6)	36,850	16,289
Financial derivative liability (Note 9)	28,968	8,763
Future income taxes	233,336	202,110
Asset retirement obligations (Note 5)	123,035	68,235
	1,652,078	802,710
Non-controlling interest (Note 7)	–	3,804

UNITHOLDERS’ EQUITY
Capital (Note 7)	3,742,896	1,087,459
Convertible debentures (Note 6)	4,495	–
Contributed surplus	–	40,836
Accumulated earnings	303,939	161,869
Accumulated distributions (Note 8)	(803,782)	(525,581)
	3,247,548	764,583
Total liabilities and unitholders’ equity	$ 4,899,626	$ 1,571,097

See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board of Directors:

“Jack C. Lee”

     “J. Paul Charron, CA”

Jack C. Lee Chairman of the Board	J. Paul Charron, CA President and Chief Executive Officer

  Q2 2006 Canetic Resources Trust   25

CONSOLIDATED STATEMENTS OF EARNINGS
AND ACCUMULATED EARNINGS

	Three months ended June 30		Six months ended June 30
unaudited ($000s except per unit amounts)	2006	2005	2006	2005
REVENUE
Petroleum and natural gas sales	$ 341,205	$ 177,501	$ 691,551	$ 348,702
Royalty expense (net of Alberta Royalty Tax Credit)	(65,095)	(37,120)	(132,219)	(74,294)
	276,110	140,381	559,332	274,408
EXPENSES
Operating	56,082	29,260	111,647	59,300
Transportation	4,292	2,224	8,736	4,319
General and administrative	11,422	5,206	19,293	10,001
Interest on bank debt	11,103	3,687	20,289	6,644
Interest on convertible debentures	1,456	1,475	2,116	3,029
Unit-based compensation	11,697	2,695	18,670	5,127
Depletion, depreciation and amortization	149,972	57,578	300,490	115,869
Accretion of asset retirement obligations	2,457	1,173	4,908	2,346
Realized loss on financial derivatives (Note 9)	5,646	16,471	13,675	27,571
Unrealized loss (gain) on financial derivatives (Note 9)	(2,372)	(5,983)	(7,306)	50,156
	251,755	113,786	492,518	284,362
Earnings (loss) before taxes	24,355	26,595	66,814	(9,954)
Provision for capital taxes	1,056	1,093	3,782	1,776
Future income tax recovery (Note 10)	(59,576)	(1,971)	(79,038)	(22,378)

NET EARNINGS	82,875	27,473	142,070	10,648
Accumulated earnings, beginning of period	221,064	79,196	161,869	96,021
Accumulated earnings, end of period	$ 303,939	$ 106,669	$ 303,939	$ 106,669
Net earnings per unit (2005 restated – Note 1)
Basic	$ 0.41	$ 0.31	$ 0.71	$ 0.12
Diluted	$ 0.40	$ 0.31	$ 0.69	$ 0.12
Weighted average units outstanding (2005 restated – Note 1)
Basic	201,998	87,572	201,370	87,148
Diluted	207,142	88,749	206,894	88,319

See accompanying notes to consolidated financial statements.

Canetic Resources Trust   Q2 2006

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30		Six months ended June 30
unaudited ($000s)	2006	2005	2006	2005
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING ACTIVITIES
Net earnings	$ 82,875	$ 27,473	$ 142,070	$ 10,648
Adjustments for:
Unit-based compensation	11,697	2,246	18,670	4,678
Depletion, depreciation and amortization	149,972	57,578	300,490	115,869
Accretion	2,457	1,173	4,908	2,346
Unrealized loss (gain) on financial derivatives	(2,372)	(5,983)	(7,306)	50,156
Future income tax recovery	(59,576)	(1,971)	(79,038)	(22,378)
Asset retirement costs incurred	(2,468)	(1,990)	(5,924)	(2,250)
Changes in non-cash operating working capital	57,080	11,854	(26,693)	(43,231)
	239,665	90,380	347,177	115,838
FINANCING ACTIVITIES
Proceeds from bank debt	59,975	(5,690)	150,523	45,265
Proceeds from issuance of units, net of issue costs	12,011	2,722	16,350	5,059
Distributions to unitholders	(139,236)	(51,242)	(272,115)	(101,919)
Changes in non-cash financing working capital	–	99	–	298
	(67,250)	(54,111)	(105,242)	(51,297)
	172,417	36,269	241,937	64,541
INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(23,869)	(8,726)	(23,869)	(8,726)
Disposition of petroleum and natural gas properties	–	2,777	–	4,610
Corporate acquisitions, net of cash	(36,000)	–	(36,000)	–
Capital expenditures	(88,487)	(36,309)	(155,852)	(63,033)
Changes in non-cash investing working capital	(24,061)	5,989	(26,216)	2,608
Cash used in investing activities	(172,417)	(36,269)	(241,937)	(64,541)
Cash beginning and end of period	$ –	$ –	$ –	$ –
The Trust paid the following cash amounts:
Interest paid	$ 13,453	$ 4,060	$ 26,895	$ 9,052
Capital taxes paid	$ 4,029	$ 1,582	$ 10,475	$ 1,582

See accompanying notes to consolidated financial statements.

  Q2 2006 Canetic Resources Trust   27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts, except per unit, expressed in $000s, unaudited)

1.

SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Canetic Resources Trust (“Canetic”) have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual consolidated financial statements for Acclaim Energy Trust (“Acclaim”) for the year ended December 31, 2005. Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted. These interim financial statements should be read in conjunction with the Acclaim 2005 audited annual consolidated financial statements.

The business combination of Acclaim and StarPoint Energy Trust (“StarPoint”) which occurred on January 5, 2006, was accounted for as an acquisition of StarPoint by Acclaim. The comparative figures for the prior year are the financial position, results of operations and cash flows of Acclaim only. All disclosures of units and per unit amounts of Acclaim up to the business combination on January 5, 2006, have been restated using the exchange ratio of 0.8333 of a Canetic trust unit for each Acclaim trust unit.

2.

STARPOINT ARRANGEMENT

Acclaim and StarPoint merged on January 5, 2006 pursuant to a Plan of Arrangement (“Arrangement”), which resulted in the creation of Canetic. Each Acclaim unitholder received 0.8333 of a Canetic trust unit for each trust unit they owned and each StarPoint unitholder received one Canetic trust unit for each trust unit they owned. Unitholders in both Acclaim and StarPoint also received common shares in a new publicly-listed junior exploration company, TriStar Oil & Gas Ltd. (“TriStar”), which was formed with assets from both Acclaim and StarPoint. Each Acclaim unitholder received 0.0833 of a TriStar common share for each trust unit they owned and each StarPoint unitholder received 0.1000 of a TriStar common share for each trust unit they owned. In addition, each Acclaim unitholder received 0.0175 of a TriStar warrant for each trust unit they owned and each StarPoint unitholder received 0.0210 of a TriStar warrant for each trust unit they owned. The merger was accounted for as an acquisition of StarPoint by Acclaim using the purchase method of accounting. An estimate of the allocation of the consideration paid to the fair value of the assets and liabilities is as follows, but is subject to change upon the final determination of fair values.

($000s)
Current assets	127,189
Property, plant and equipment	2,511,746
Goodwill	848,915
Accounts payable and accrued liabilities	(148,219)
Distributions payable	(22,662)
Long-term debt	(434,123)
Financial derivative liability	(57,785)
Convertible debentures – liability	(53,199)
Convertible debentures – equity	(8,691)
Future income taxes	(110,265)
Asset retirement obligations	(54,343)
2,598,563
Consideration was comprised of:
Issuance of 106,242,000 units of Canetic	2,562,563
Transaction costs	36,000
2,598,563

Canetic Resources Trust   Q2 2006

3.

PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment ($000s)	June 30, 2006	December 31, 2005
Property, plant and equipment, at cost	4,650,066	1,955,472
Accumulated depletion and depreciation	(937,813)	(637,555)
	3,712,253	1,317,917

4.

LONG-TERM DEBT

Canetic has an unsecured, covenant based, extendible revolving credit facility of $1.1 billion including a $50.0 million working capital facility with a syndicate of chartered banks.  Canetic may draw under the credit facility by way of:

a)

Prime rate loans in Canadian dollars;

b)

U.S. base rate loans in U.S. dollars;

c)

Canadian and U.S. dollar Banker’s Acceptances;

d)

London Inter-Bank Offered Rate (“LIBOR”) loans in U.S. dollars; and

e)

Letters of Credit to be issued in Canadian or U.S. dollars.

The credit facility is available on a revolving basis for a period ending May 31, 2007. Canetic may request an extension of the revolving period for a maximum period of 364 days. In the event that the extension is not approved, the unutilized portion of the credit facility will be cancelled on the last day of the revolving period and any outstanding debt will be converted to a two year non-revolving loan repayable in four equal quarterly installments commencing on the first anniversary of the term period. Prime rate and U.S. base rate loans bear interest at the lenders’ prime rate. The rate charged on the other amounts drawn is based upon rates and fees outlined in the lending agreement. The effective interest rate on the credit facility for the six months ended June 30, 2006 was 4.67 percent (June 30, 2005 - 4.4 percent).

5.

ASSET RETIREMENT OBLIGATIONS

Future asset retirement obligations were estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its total asset retirement obligation to be $122.5 million (December 31, 2005 - $68.2 million) based on a total future liability of $344.6 million (December 31, 2005 - $216.5 million). The costs are expected to be incurred over an average period of 15 years. The estimated liability has been computed using a credit-adjusted risk-free discount rate of 8.0 percent and an inflation rate of 2.0 percent.

The following table reconciles Canetic’s asset retirement obligations.

Asset Retirement Obligations ($000s)	Six months ended June 30, 2006	Year ended December 31, 2005
Balance, beginning of period	68,235	58,649
Acquisition of StarPoint (Note 2)	54,343	–
Additions	1,473	1,551
Change in estimate	–	9,768
Settlement of liabilities during period	(5,924)	(6,293)
Accretion expense	4,908	4,560
Balance, end of period	123,035	68,235

  Q2 2006 Canetic Resources Trust   29

6.

CONVERTIBLE DEBENTURES

Convertible Debentures	Units Available on Conversion (000s)	Amount ($000s)
i) 9.4% Convertible Debentures
Balance, December 31, 2005	–	–
Acquisition of StarPoint	576	9,255
Converted to units	(192)	(3,112)
Balance, June 30, 2006	384	6,143
ii) 6.5% Convertible Debentures
Balance, December 31, 2005	–	–
Acquisition of StarPoint	2,313	43,944
Converted to units	(1,260)	(24,001)
Balance, June 30, 2006	1,053	19,943
iii) 8% Convertible Debentures
Balance, December 31, 2004	4,501	72,901
Converted to units	(3,662)	(59,330)
Balance, December 31, 2005	839	13,571
Adjustment to conversion ratio	32	–
Converted to units	(302)	(4,712)
Balance, June 30, 2006	569	8,859
iv) 11% Convertible Debentures
Balance, December 31, 2004	560	6,562
Converted to units	(328)	(3,844)
Balance, December 31, 2005	232	2,718
Adjustment to conversion ratio	10	–
Converted to units	(72)	(813)
Balance, June 30, 2006	170	1,905
Total, June 30, 2006	2,176	36,850

The 9.4% extendible, unsecured, subordinated debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $16.02. During 2006, $3.1 million of 9.4% debentures were converted which resulted in the issuance of 192,000 trust units.

The 6.5% extendible, unsecured, subordinated debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $18.96. During 2006, $24.0 million of 6.5% debentures were converted which resulted in the issuance of 1,260,000 trust units.

On June 15, 2004, Acclaim issued $75.0 million, 8% convertible, extendible, unsecured, subordinated debentures. The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $15.56. During 2006, $4.7 million of 8% debentures were converted resulting in the issuance of 302,000 trust units.

In December 2002, Acclaim issued $45.0 million, 11% convertible, extendible, unsecured, subordinated debentures. The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $11.24 per unit. During 2006, $0.8 million of 11% debentures were converted which resulted in the issuance of 72,000 trust units.

In connection with the Arrangement, the fair value of the conversion feature of the 6.5% and 9.4% convertible debentures of $8.7 million was classified as equity. The fair value of the debentures upon acquisition and the

Canetic Resources Trust   Q2 2006

allocation between liabilities and equity was determined based on the market price of the convertible debentures and an option pricing model. During 2006, $4.2 million was reclassified to capital upon conversion of the 6.5% and 9.4% debentures.

7.

CAPITAL

	Six months ended June 30, 2006		Year ended December 31, 2005
a) Trust Units	Units	Amount	Units	Amount
	(000s)	($000s)	(000s) (Restated-Note 1)	($000s)
Balance, beginning of period	91,583	1,087,459	86,313	1,003,294
Issued for cash
Pursuant to equity offerings, net of costs	–	–	–	(350)
Employee unit savings plan	110	2,532	89	1,646
Distribution reinvestment plan	624	13,818	456	8,492
Issued pursuant to Arrangement	106,242	2,562,563	–	–
Properties contributed to TriStar (Note 2)	–	(5,000)	–	–
Conversion of debentures	1,826	36,836	3,990	63,174
Conversion of exchangeable shares	358	3,804	357	4,033
Unit award incentive plan	1,792	40,884	378	7,170
Balance, end of period	202,535	3,742,896	91,583	1,087,459

b) Exchangeable Shares	Units	Amount
	(000s) (Restated - Note 1)	($000s)
Balance, December 31, 2004	673	7,837
Shares exchanged	(357)	(4,033)
Adjustment to exchange ratio	42	–
Balance, December 31, 2005	358	3,804
Shares exchanged	(358)	(3,804)
Balance, June 30, 2006	–	–

Pursuant to the Arrangement, all exchangeable shares were exchanged into units.

c)

On January 5, 2006, the Board of Directors of Canetic approved a Restricted Trust Unit (“RTU”) and Performance Trust Unit (“PTU”) incentive plan (the “Plan”). Under the terms of the Plan, both RTU’s and PTU’s may be granted to directors, officers, employees of, and consultants and services providers to the Trust or any of its subsidiaries. The number of trust units issued pursuant to the Plan are adjusted for the value of the distributions from the time of the granting to the time when the trust units are issued. PTU’s are also adjusted based on the Trust’s performance relative to the performance of a group of comparable publicly traded oil and gas royalty trusts or other performance criteria determined by the Board of Directors.

For the six months ended June 30, 2006, the Trust recorded a compensation expense of $18.7 million (2005 - $5.1 million) and capitalized unit-based compensation of $6.7 million (2005 – $nil). Upon vesting, the rights may be settled in trust units or cash at the option of the holder subject to approval by the Trust. The June 30, 2006 compensation liability of $24.6 million (December 31, 2005 - $10.1 million) has been classified as a current liability and the compensation liability is remeasured each period at the current market price of outstanding rights. The December 31, 2005 compensation liability of $40.8 million was recorded as contributed surplus, as the liability was settled in units.  The June 30, 2006, compensation ability was based on the period end closing price of $23.10 and management’s estimate of the number of RTU’s and PTU’s outstanding.

  Q2 2006 Canetic Resources Trust   31

The following table summarizes the number of RTU’s and PTU’s outstanding under the Plan:

	RTU's	PTU's
Granted	716,869	1,667,473
Forfeited	(32,367)	(59,620)
Balance, June 30, 2006	684,502	1,607,853

8.

DISTRIBUTIONS TO UNITHOLDERS

The following distributions have been declared to unitholders:

	$/Unit	Amount ($000s)
Balance, December 31, 2005	6.338	525,581
January, 2006	0.23	46,161
February, 2006	0.23	46,222
March, 2006	0.23	46,251
April, 2006	0.23	46,460
May, 2006	0.23	46,525
June, 2006	0.23	46,582
	1.38	278,201
Balance, June 30, 2006	7.718	803,782

9.

FINANCIAL DERIVATIVE INSTRUMENTS

The following financial derivative contracts have been put in place as noted below:

Future Commodity Contracts

Daily Quantity	Contract Price	Term
Natural Gas – Collars (AECO)
5,000 Gj/d	CAD $7.00 - $9.50	April 1, 2006 – October 31, 2006
5,000 Gj/d	CAD $7.00 - $9.75	April 1, 2006 – October 31, 2006
5,000 Gj/d	CAD $8.00 - $12.00	April 1, 2006 – October 31, 2006
5,000 Gj/d	CAD $8.50 - $12.70	April 1, 2006 – October 31, 2006
5,000 Gj/d	CAD $8.00 - $13.80	April 1, 2006 – October 31, 2006
10,000 Gj/d	CAD $8.00 - $11.25	April 1, 2006 – October 31, 2006
20,000 Gj/d	CAD $5.00 - $7.50	July 1, 2006 – October 31, 2006
10,000 Gj/d	CAD $8.00 - $14.50	November 1, 2006 – March 31, 2007
5,000 Gj/d	CAD $8.00 - $15.60	November 1, 2006 – March 31, 2007
10,000 Gj/d	CAD $9.00 - $15.00	November 1, 2006 – March 31, 2007
20,000 Gj/d	CAD $7.00 - $11.10	November 1, 2006 – March 31, 2007
10,000 Gj/d	CAD $7.50 - $14.00	January 1, 2007 – March 31, 2007
10,000 Gj/d	CAD $7.50 - $14.20	January 1, 2007 – March 31, 2007
5,000 Gj/d	CAD $7.00 - $12.45	January 1, 2007 – March 31, 2007
5,000 Gj/d	CAD $7.35 - $11.00	April 1, 2007 – October 31, 2007
5,000 Gj/d	CAD $7.50 - $11.00	April 1, 2007 – October 31, 2007
5,000 Gj/d	CAD $7.50 - $11.40	April 1, 2007 – October 31, 2007
5,000 Gj/d	CAD $7.50 - $11.45	April 1, 2007 – October 31, 2007
Natural Gas – Fixed Price Contracts (AECO)
28,000 Gj/d	CDN $7.77	May 1, 2006 – December 31,2006
2,000 Gj/d	CDN $8.91	July 1, 2006 – December 31, 2006
5,000 Gj/d	CDN $8.47	January 1, 2007 – December 31, 2007

Canetic Resources Trust   Q2 2006

Crude Oil – Collars (WTI)
500 bbl/d	US $50.00 - $64.00	July 1, 2006 – September 30, 2006
1,000 bbl/d	US $40.00 - $50.87	January 1, 2006 – December 31, 2006
1,000 bbl/d	US $40.00 - $52.90	January 1, 2006 – December 31, 2006
500 bbl/d	US $45.00 - $67.00	January 1, 2006 – December 31, 2006
1,000 bbl/d	US $50.00 - $80.28	January 1, 2006 – December 31, 2006
1,000 bbl/d	US $60.00 - $75.00	January 1, 2006 – December 31, 2006
1,000 bbl/d	US $60.00 - $75.15	January 1, 2006 – December 31, 2006
1,000 bbl/d	US $50.00 - $77.00	January 1, 2007 – December 31, 2007
1,000 bbl/d	US $53.00 - $77.00	January 1, 2007 – December 31, 2007
2,000 bbl/d	US $60.00 - $77.00	January 1, 2007 – December 31, 2007
1,000 bbl/d	US $60.00 - $80.05	January 1, 2007 – December 31, 2007
1,000 bbl/d	US $65.00 - $85.55	January 1, 2008 – December 31, 2008
1,000 bbl/d	US $65.00 - $79.25	January 1, 2008 – December 31, 2008
1,000 bbl/d	US $65.00 - $79.70	January 1, 2008 – December 31, 2008
1,000 bbl/d	US $65.00 - $81.50	January 1, 2008 – December 31, 2008
Crude Oil – Three-Way Call Spread Collars (WTI)
1,000 bbl/d	US $45.00 – 52.90 – 54.95 Participation	January 1, 2006 – December 31, 2006
Crude Oil – Participating Swaps (WTI)
500 bbl/d	US $45.00 + 79% Participation	January 1, 2006 – December 31, 2006
500 bbl/d	US $50.00 + 55% Participation	January 1, 2006 – December 31, 2006
Crude Oil – Fixed Price Contracts (WTI)
2,250 bbl/d	CDN $64.56	April 1, 2006 – December 31, 2006
3,500 bbl/d	CDN $70.70	April 1, 2006 – December 31, 2007
1,000 bbl/d	CDN $67.88	July 1, 2006 – December 31, 2006
4,500 bbl/d	CDN $64.58	January 1, 2007 – December 31, 2007
1,000 bbl/d	US $48.12	January 1, 2006 – December 31, 2007
500 bbl/d	US $48.08	January 1, 2006 – December 31, 2007
Alberta Power – Fixed Price Contracts (Alberta Power Pool)
2 MWh	CDN $47.50	January 1, 2005 – December 31, 2006
5 MWh	CDN $48.25	January 1, 2006 – December 31, 2006

The estimated fair value of financial derivative instruments is based on quoted market prices.  The following reconciles the movement in fair value of the financial derivative instruments:

	Three months ended June 30		Six months ended June 30
($000s)	2006	2005	2006	2005
Fair value, beginning of period	$ (84,579)	$ (69,195)	$ (31,728)	$ (13,911)
Fair value, end of period	(82,207)	(62,390)	(82,207)	(62,390)
Change in fair value of commodity contracts	2,372	6,805	(50,479)	(48,479)
Amortization of deferred financial derivative loss	–	(822)	–	(1,677)
Acquisition of StarPoint (Note 2)	–	–	57,785	–
Unrealized gain (loss)	2,372	5,983	7,306	(50,156)
Realized loss on financial derivatives	(5,646)	(16,471)	(13,675)	(27,571)
	$ (3,274)	$ (10,488)	$ (6,369)	$ (77,727)

  Q2 2006 Canetic Resources Trust   33

10.

FUTURE INCOME TAXES

During the three months ended June 30, 2006, Canetic recorded a future tax recovery of $59.6 million.  This is compared to a recovery of $19.4 million in the previous quarter.  The relative increase is primarily due to federal and provincial tax rate reductions which were enacted during the second quarter of 2006.

11.

CONTINGENCY

On December 12, 2004, a gas release occurred at a Canetic operated well site west of the city of Edmonton, Alberta. The well was not producing at the time of the incident.

At the time, Canetic carried control of well and general liability insurance in the amount of $10.0 million and $50.0 million less applicable deductibles, respectively. Total costs associated with the incident are currently estimated at $50.0 million. Canetic is currently working through the remaining claims with its insurers. At June 30, 2006, costs approximating $50.0 million have been incurred of which $49.4 million has been paid to suppliers for services provided. Insurance recoveries to date total $35.0 million. Although certain costs associated with the claim will not be recovered, we do not expect such amounts to be material.

Canetic Resources Trust   Q2 2006

CORPORATE INFORMATION

OFFICERS AND SENIOR MANAGEMENT

J. Paul Charron, CA
President and Chief Executive Officer

David J. Broshko, CA
Vice President, Finance and Chief Financial Officer

Richard J. Tiede, P.Eng
Vice President, Business Development

Wesley R. Morningstar, P.Geol
Vice President, Exploitation and Development

Mark P. Fitzgerald, MBA, P.Eng
Vice President, Operations

Brian D. Evans, LLB
Vice President, General Counsel and Secretary

David M. Sterna
Vice President, Corporate Planning and Marketing

Donald W. Robson
Vice President, Land

Keith S. Rockley
Vice President, Human Resources
& Corporate Administration

DIRECTORS

Jack C. Lee, Calgary, Alberta
Chairman

Robert G. Brawn, P.Eng, Calgary, Alberta
Chairman, Emeritus and Director

J. Paul Charron, CA, Calgary, Alberta
President, Chief Executive Officer and Director

Paul Colborne, Calgary, Alberta

Peter W. Comber, MBA, CA, Toronto, Ontario

Murray M. Frame, Calgary, Alberta

Daryl Gilbert, P.Eng, Calgary, Alberta

Nancy M. Laird, MBA, Calgary, Alberta

R. Gregory Rich, MBA, P.Eng, Houston, Texas

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

INVESTOR RELATIONS

Telephone: (403) 539-6300
Investor Toll Free: 1-877-539-6300
E-mail: info@canetictrust.com

BANKERS

Bank of Montreal
The Toronto Dominion Bank
Canadian Imperial Bank of Commerce
The Bank of Nova Scotia
Royal Bank of Canada
BNP Paribas (Canada)
Alberta Treasury Branches
National Bank of Canada
Union Bank of California, NA
Deutsche Bank AG
HSBC Bank Canada
Société Générale (Canada)
Canadian Western Bank

PETROLEUM CONSULTANTS

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Sproule Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

Dorsey & Whitney LLP
New York, NY; Vancouver, BC

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

Computershare Trust Company, Inc.
Golden, Colorado

STOCK EXCHANGE LISTING

Toronto Stock Exchange: CNE.UN
New York Stock Exchange: CNE

Debentures: CNE.DB.A 9.4%; CNE.DB.B 6.5%; CNE.DB.C 8.0%; CNE.DB.D 11.0%

  Q2 2006 Canetic Resources Trust   35